Exhibit 19.1

SABRA HEALTH CARE REIT, INC.

INSIDER TRADING POLICY

(As amended, December 12, 2024)

1.Background and Purpose.

Sabra Health Care REIT, Inc. (“Sabra”) and all members of the board of directors and employees of Sabra and its subsidiaries are subject to federal and state “insider trading” laws with respect to transactions involving Sabra securities. These laws prohibit (a) purchasing or selling (referred to herein as “trading in”) Sabra securities on the basis of Material Nonpublic Information (as defined below), and (b) disclosing Material Nonpublic Information to others who might trade on the basis of that information. Anyone violating these laws is subject to personal liability and could face criminal penalties. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

Sabra has adopted this policy to promote compliance with federal and state insider trading laws and to protect Sabra and its directors, employees and officers (including employees and officers of subsidiaries of Sabra) from the serious liabilities and penalties that can result from trading in Sabra securities in violation of these laws. You, however, are responsible for ensuring that you do not violate federal or state insider trading laws or this policy.

2.Scope.

This policy applies to all directors, officers and employees of Sabra or its subsidiaries and any consultants or other outsiders whom Sabra’s Chief Financial Officer has designated as subject to this policy because they have access to Material Nonpublic Information concerning Sabra or its subsidiaries. The restrictions in this policy also apply to each such person’s spouse, any parent, child, sibling or in-law living in such person’s household, any corporation, partnership or other entity controlled or managed by such person and any trust for which such person is the trustee or has a beneficial pecuniary interest (“Related Persons”). All persons and entities identified in this paragraph are hereinafter referred to in this policy as “insiders.”

You are responsible for ensuring that each of your Related Persons complies with this policy. You should make all of your Related Persons aware of this policy and the need to confer with you before they trade in Sabra securities.

3.Definition of Material Nonpublic Information.

Information is “material” if a reasonable investor would find the information important in deciding whether to buy or sell Sabra securities. Information is “nonpublic” unless and until it has been broadly disseminated to the public (for example via a press release or filing with the Securities and Exchange Commission) and sufficient time has elapsed to permit the market to absorb and evaluate the information. As a general rule, information should be considered nonpublic until one full trading day has elapsed since the public disclosure.

The following list illustrates various items that could constitute Material Nonpublic Information before its disclosure to the public and absorption into the market:

•earnings information, including estimates of earnings, sales and income or loss;
•mergers, acquisitions, tender offers, joint ventures, or significant changes in assets;
•material developments regarding Sabra’s facilities or its tenants, borrowers and Senior Housing – Managed communities;
•a change in senior management of Sabra;
•a change in control of Sabra;
•changes in auditors or auditor notification that Sabra may no longer rely on an auditor’s audit report;
•material events regarding Sabra securities or borrowings, such as repurchase plans or defaults on debt securities or loan agreements;
•changes to the rights of security holders, and public or private sales of additional securities;
•significant cybersecurity incidents, data breaches or similar events;
•bankruptcy, corporate restructuring or receivership of Sabra or a significant tenant of Sabra; and
•material regulatory actions involving Sabra or material litigation matters and developments in such litigation.

4.Policy.

All insiders are prohibited from (a) trading in Sabra securities when they are aware of Material Nonpublic Information concerning Sabra or its subsidiaries, and (b) disclosing Material Nonpublic Information concerning Sabra to any other person (including family members, friends or any other person who might use such information for trading or might pass it along to others who might trade) or recommending that any other person trade in Sabra securities while the insider is aware of Material Nonpublic Information.

Material Nonpublic Information is not restricted to information relating only to Sabra. Material Nonpublic Information could be information relating to any other entity with which Sabra does business or is involved in a business relationship, such as a tenant, operator, borrower, strategic partner or potential M&A transaction party. Therefore, insiders are also prohibited from (a) trading in the securities of any other public company while aware of Material Nonpublic Information concerning that company that they may have obtained in the course of their employment with Sabra or its subsidiaries or while otherwise providing services to Sabra or its subsidiaries, or (b) disclosing any such Material Nonpublic Information to any other person or recommend that any other person trade in such company’s securities while the insider is aware of Material Nonpublic Information concerning that company.

Material Nonpublic Information may also include information you learn in the course of your relationship with Sabra that, while not directly about Sabra or a company in a business relationship with Sabra, would reasonably be expected to impact the value of the other company’s securities; for instance, if you learn in the course of your employment that ABC Corporation is being acquired and you proceed to purchase shares of DEF Corporation, a competitor of ABC Corporation, based on an expectation that the acquisition of ABC Corporation will be material to DEF Corporation, you may be liable for an insider trading violation.

For purposes of this policy, “trade in” or “trading in” Sabra securities applies to all purchases and sales of Sabra securities, including:

•all open market purchases or sales of Sabra securities;
•the sale of common stock acquired upon the vesting of restricted stock or stock unit awards or the exercise of stock options; and
•purchases and sales of derivative securities, such as put options, call options and short or forward sales.

In certain circumstances, a disposition of Sabra securities by bona fide gift (including charitable donations and transfers for estate planning purposes) can be considered trading in Sabra securities. See Section 7 below for further information.
Notwithstanding the foregoing, “trading in” Sabra securities does not include: (a) the vesting of restricted stock or stock unit awards; (b) the withholding of Sabra securities by Sabra to satisfy a tax withholding obligation upon the vesting of restricted stock or stock unit awards; or (c) the acquisition of Sabra securities upon the exercise of Sabra stock options where the exercise price and applicable tax withholding amounts are paid in cash or if there is a “net exercise” (the withholding by Sabra of the shares underlying a stock option to pay the exercise price and/or tax withholding obligation).
In addition, trading in Sabra securities pursuant to a Rule 10b5-1 trading plan is not subject to the trading prohibitions contained in this policy provided that it satisfies the requirements set forth in Exhibit A of this policy, including the requirement that it has been approved in advance by Sabra’s Chief Financial Officer or any other person designated by him. In accordance with rules promulgated by the Securities and Exchange Commission, Sabra will be required to disclose publicly the material terms of any Rule 10b5-1 trading plan adopted, modified or terminated by any officer covered by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or director of Sabra.

5.Quarterly Blackout and Special Blackout Periods.

To avoid the appearance that an insider traded while aware of Material Nonpublic Information, this policy prohibits each person identified as a “Designated Insider” on Exhibit B from trading in Sabra securities beginning on the close of business (pacific time) on the last day of the last month of each fiscal quarter and ending at the close of business (pacific time) at the end of the first trading day after the date Sabra publicly announces its annual or quarterly earnings (each, a “Quarterly Blackout Period”).

In addition, from time to time, due to material developments known to Sabra that have not been disclosed publicly, Sabra’s Chief Financial Officer may impose a special blackout period (each, a “Special Blackout Period”) during which time any insiders designated by the Chief Financial Officer will be prohibited from trading in Sabra securities. No insider may disclose to any outside person that a Special Blackout Period has been designated.

The existence or non-existence of a Quarterly Blackout Period or Special Blackout Period (each, a “blackout period”) does not alter the general prohibitions against trading based on Material Nonpublic Information, which are applicable at all times.

6.Mandatory Pre-Clearance for Designated Insiders.

Sabra requires each Designated Insider (or any of their Related Persons) who desires to engage in any transaction involving Sabra securities (including any stock purchase, stock sale, gift, contribution to a trust or other sale, transfer or acquisition) to obtain clearance of the proposed transaction from Sabra’s Chief Financial Officer or any other person designated by him prior to initiating such transaction. Requests for pre-clearance should be submitted to the Chief Financial Officer at least two business days in advance of the proposed transaction. The Chief Financial Officer or his designee is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit a trade. If the Chief Financial Officer (or any of his Related Persons) desires to engage in a transaction involving Sabra securities, the Chief Financial Officer must obtain clearance of the proposed transaction from the Chief Executive Officer or his designee prior to initiating such transaction. All references to clearance by the Chief Financial Officer below in this section shall be deemed to also refer to any applicable clearance by the Chief Executive Officer or his designee in the case of any transaction by the Chief Financial Officer.

Notwithstanding the approval of a transaction by the Chief Financial Officer or his designee, each person subject to this policy remains responsible for determining if he or she is aware of Material Nonpublic Information. In addition, even if a transaction has been approved by the Chief Financial Officer or his designee, such transaction may not be executed if (a) the insider becomes aware of Material Nonpublic Information concerning Sabra, (b) the Chief Financial Officer or his designee subsequently revokes the approval, or (c) a blackout period subsequently commences. Further, if a transaction is not completed within five business days of its approval (or such longer period as may be authorized by the Chief Financial Officer or his designee), the proposed transaction must be resubmitted for clearance by the Chief Financial Officer before it may be executed.

For the avoidance of doubt, transactions in Sabra securities pursuant to a Rule 10b5-1 trading plan are not subject to the pre-clearance requirements of this paragraph, provided that the Rule 10b5-1 trading plan has been pre-approved by the Chief Financial Officer or his designee in accordance with this Section 6 and the Rule 10b5-1 trading plan satisfies the additional requirements set forth in Exhibit A of this policy.

7.Gifts of Sabra Securities.

A disposition of Sabra securities by bona fide gift (including charitable donations and transfers for estate planning purposes) could create insider trading concerns under some circumstances if the donor is aware of Material Nonpublic Information at the time of the transaction. For example, a gift, followed closely by a sale, under conditions where the value at the time of donation and sale affects the tax or other benefits obtained by the donor, could create insider trading concerns if the donor is aware of Material Nonpublic Information and expects the donee to sell prior to the disclosure of such information. In addition, a gift made with the knowledge that the donee will soon sell can be viewed as the equivalent of a sale for cash followed by gift of the cash.

For these reasons, you are advised to take special caution when making gifts while aware of Material Nonpublic Information. In no case may you gift Sabra stock when you are aware of Material Nonpublic Information about Sabra or its securities and knew or were reckless in not knowing that the recipient would sell the securities while the Material Nonpublic Information was still nonpublic information.

All gift transactions by Designated Insiders (or any of their Related Persons) must be pre-cleared by Sabra’s Chief Financial Officer or any other person designated by him in accordance with Section 6 above.

8.Additional Restrictions on Trades by Insiders.

The following additional restrictions apply to any trading in Sabra securities by insiders:

•Trading in “puts” and “calls” (publicly traded options to buy or sell stock) or other derivative securities and engaging in short sales (a sale of securities that are not then owned) are often perceived as involving insider trading. Therefore, Sabra prohibits all insiders from trading in derivative securities relating to Sabra securities, such as put and call options, even when they are not aware of Material Nonpublic Information at the time of the transaction. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales, and because Sabra believes it is inappropriate for any insiders to engage in such transactions, all other insiders are prohibited from engaging in short sales regardless of whether they are aware of Material Nonpublic Information.
•Hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) that are designed to hedge or offset, any decrease in the market value of Sabra securities may permit an insider to continue to own Sabra securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the insider may no longer have the same objectives as Sabra’s other stockholders. Therefore, insiders are prohibited from engaging in such transactions even if they are not aware of Material Nonpublic Information at the time of the transaction.
•Securities held by an insider in a margin account or pledged as collateral may be sold without consent if the insider fails to meet a margin call or defaults on the loan.

Because a margin call or foreclosure sale may occur at a time when the insider is aware of Material Nonpublic Information or otherwise is not permitted to trade in Sabra securities, insiders are prohibited from holding Sabra securities in a margin account or pledging Sabra securities as collateral for a loan.

9.Consequences of Violations of this Policy.

Any violation of this policy may result in disciplinary action, up to and including immediate termination of employment or other relationship with Sabra.

In addition, individuals may be subject to civil and criminal penalties for insider trading violations. The federal government may also seek an injunction, bring administrative proceedings and/or commence criminal prosecutions, potentially resulting in fines (up to $5 million per violation), imprisonment (up to 20 years per violation) or both. Civil penalties may be sought by the government for up to three times the profits made (or three times the losses avoided).

Under certain circumstances, Sabra may also be subject to civil fines equal to the greater of three times the profit made (or loss avoided) or $1 million, and criminal fines up to $25 million.

10.Inquiries.

Please contact the Chief Financial Officer with any questions or other inquiries regarding any of the provisions or procedures of this policy or the public or nonpublic status of company information.

Exhibit A

Criteria for Rule 10b5-1 Trading Plans

Rule 10b5-1(c) under the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements (each, a “Rule 10b5-1 Plan”). An insider that has adopted a Rule 10b5-1 Plan in compliance with Rule 10b5-1(c) can engage in transactions over an extended period of time, even during a blackout period, as long as the insider is not aware of Material Nonpublic Information at the time the insider entered into the Rule 10b5-1 Plan and has acted in good faith with respect to the plan.

The adoption of, and any modification to, any Rule 10b5-1 Plan will be deemed to be a transaction in Sabra securities, and such adoption or modification is subject to all limitations and prohibitions relating to transactions in Sabra securities. Each such Rule 10b5-1 Plan, and any modification thereof, must be submitted to and pre-approved by Sabra’s Chief Financial Officer or any other person designated by him or, for a Rule 10b5-1 Plan of the Chief Financial Officer, by the Chief Executive Officer or his designee (the “Authorizing Officer”), who may impose such conditions on the adoption and operation of the Rule 10b5-1 Plan as the Authorizing Officer deems necessary or advisable. However, compliance of the Rule 10b5-1 Plan with the terms of Rule 10b5-1(c) and the execution of transactions pursuant to the Rule 10b5-1 Plan are the sole responsibility of the person initiating the Rule 10b5-1 Plan, not Sabra or the Authorizing Officer.

Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 reporting rules or liability for short-swing profits (generally, profits realized from any purchase and sale or sale and purchase of Sabra securities within a period of less than six months). Although transactions effected under a Rule 10b5-1 Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Rule 10b5-1 Plan of an officer covered by Section 16 of the Exchange Act or a director must be reported to Sabra promptly on the day of each trade to permit Sabra to assist in the preparation and filing of a required Form 4.

Each Rule 10b5-1 Plan is required to comply with the following minimum requirements:

•The Rule 10b5-1 Plan may not be adopted during a blackout period or at a time when the insider is aware of Material Nonpublic Information, and the Rule 10b5-1 Plan must contain a representation confirming that the insider is not aware of Material Nonpublic Information about Sabra or its securities;

•The insider must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, the insider must act in good faith with respect to the Rule 10b5-1 Plan, and the Rule 10b5-1 Plan must contain a representation confirming that such plan is being “entered into in good faith” and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

•The Rule 10b5-1 Plan must be a written plan or binding contract and must (a) specify the amount of securities to be purchased or sold and the price at which the securities are to be purchased or sold, (b) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (c) not permit the insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must have not been aware of Material Nonpublic Information when doing so;

•The Rule 10b5-1 Plan must have a minimum duration of six months and a maximum duration of two years, unless a shorter or longer term is approved by the Authorizing Officer;

•Sales or purchases may not commence under the Rule 10b5-1 Plan until the expiration of a waiting period which is the later of (a) 90 days after such plan is adopted or (b) two business days following the filing of Sabra’s Form 10-Q or Form 10-K containing financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (subject to a maximum waiting period of 120 days) (such period in which trades may not occur, the “Cooling-Off Period”);

•Unless otherwise permitted by Rule 10b5-1(c), no more than one Rule 10b5-1 Plan to effect open market purchases or sales of Sabra securities may be in effect at any time with respect to Sabra securities beneficially owned by an insider, except that, during the term of a Rule 10b5-1 Plan, such insider may:

oadopt a Rule 10b5-1 Plan in compliance with the requirements herein with any transactions to take effect upon the completion or expiration of the insider’s current Rule 10b5-1 Plan; provided, however, that if the insider’s current Rule 10b5-1 Plan is terminated before its originally scheduled completion date, then the Cooling-Off Period for the later-commencing Rule 10b5-1 Plan shall run from the date of such termination (and not from the date the later-commencing Rule 10b5-1 Plan was adopted); and

oenter into another contract, instruction or plan providing only for the sale of such Sabra securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock units, and provided that the insider does not exercise control over the timing of such sales (a “Sell-to-Cover Plan”);

•Other than Sell-to-Cover Plans, no more than one Rule 10b5-1 Plan designed to effect the open-market purchase or sale in a single transaction of the total amount of Sabra securities subject to the Rule 10b5-1 Plan may be adopted within any twelve month period;

•During the term of a Rule 10b5-1 Plan, all transactions covered by the Rule 10b5-1 Plan must occur pursuant to such plan and an insider may not alter or deviate from the terms of the Rule 10b5-1 Plan or enter into or alter a corresponding or hedging transaction or position with respect to the securities to be purchased or sold under the Rule 10b5-1 Plan;

•Any modification or termination of a Rule 10b5-1 Plan must be pre-approved in advance by the Authorizing Officer prior to any such modification or termination, and a modification of a Rule 10b5-1 Plan must satisfy all of the requirements of Rule 10b5-1(c) and the requirements set forth in this Exhibit A as if such modification constituted the adoption of a new Rule 10b5-1 Plan (it being understood that a modification of a Rule 10b5-1 Plan includes any change to the amount, price, or timing of the purchase or sale of securities under such plan, but shall not include the substitution of the broker executing trades thereunder as long as such modified plan does not change the price, amount of securities to be purchased or sold or dates on which such purchases or sales are to be executed); and

•The Rule 10b5-1 Plan must contain and comply with such other terms, conditions and restrictions as may be required by Rule 10b5-1(c) and applicable rules promulgated by the Securities and Exchange Commission as in effect from time to time.

Exhibit B

Designated Insiders

The following insiders of Sabra Health Care REIT, Inc. are considered Designated Insiders for purposes of the quarterly blackout and pre-clearance procedures of this policy:

•All members of the board of directors
•Chief Executive Officer
•Chief Financial Officer
•Chief Investment Officer
•Chief Accounting Officer
•Controller
•Executive Vice President
•Senior Vice President Finance
•Senior Manager Financial Reporting

SABRA HEALTH CARE REIT, INC.

INSIDER TRADING POLICY

ACKNOWLEDGMENT FORM

I have received and read this Insider Trading Policy (this “Policy”) of Sabra Health Care REIT, Inc. (“Sabra”), and I understand its contents. I agree to comply fully with this Policy. I understand that violations of insider trading laws may subject me to severe civil and/or criminal liabilities or penalties, and that violation of the terms of this Policy may subject me to discipline by Sabra up to and including immediate termination of employment or other relationship with Sabra.

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